UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Technologies Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission the following information concerning the matters voted upon at the Annual General Meeting, or AGM, of the Company held on June 11, 2011.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 11, 2011, along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. 834 shareholders representing in aggregate 65,248,143 equity shares attended the AGM in person and 633 shareholders representing in aggregate 227,034,441 shares attended the AGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADSs representing 87,433,438 equity shares.

At the Company’s AGM, the following directors retired by rotation, were eligible for re-election and were re-elected by the requisite vote of the Company’s shareholders:

Mr. Srinath Batni
Mr. Sridar A. Iyengar
Mr. Deepak M. Satwalekar
Dr. Omkar Goswami

Mr. R. Seshasayee and Mr. Ravi Venkatesan, who had previously been appointed by the Board of Directors of the Company as additional directors of the Company on January 13, 2011 and April 15, 2011 respectively, were each appointed as a director liable to retire by rotation.

Mr. S. Gopalakrishnan was appointed as a director in the whole-time employment of the Company for a period of five years, with effect from August 21, 2011.

Mr. S.D. Shibulal was appointed as the Chief Executive Officer and Managing Director of the Company for a period of five years, with effect from August 21, 2011.

In addition, the following matters were also voted upon at the AGM:
  The receipt, consideration and adoption of the Company’s balance sheet as at March 31, 2011, the profit and loss account for the year ended on that date and the report of the directors and the auditors thereon.
  The declaration of a final dividend for the financial year ended March 31, 2011.
  The appointment of auditors to hold office from the conclusion of the AGM until the conclusion of the Company’s next annual general meeting and to fix their remuneration.
  The change of name of the company from ‘Infosys Technologies Limited’ to ‘Infosys Limited’, with effect from the date of the issue of a certificate of incorporation by the Registrar of Companies, Karnataka, India.
  Resolve not to fill the vacancy for the time being in the Board, caused by the retirement of K. Dinesh, who retires by rotation, and does not seek re-appointment.

		Votes for	Votes against/withheld	Abstentions / Broker Non-votes
Brief Description of the matter put to vote		(1) (2) (3)	(1) (2) (4)

1.	To receive, consider and adopt the balance sheet as at March 31, 2011, the profit and loss account for the year ended on that date and the report of the directors and the auditors thereon.	835	1	–
2.	To declare a final dividend for the financial year ended March 31, 2011.	835	1	–
3.	To appoint a director in place of Srinath Batni, who retires by rotation and being eligible, seeks re-appointment.	835	1	–
4.	To appoint a director in place of Sridar A. Iyengar who retires by rotation and being eligible, seeks re-appointment.	835	1	–
5.	To appoint a director in place of Deepak M. Satwalekar, who retires by rotation and being eligible, seeks re-appointment.	835	1	–
6.	To appoint a director in place of Omkar Goswami, who retires by rotation and being eligible, seeks re-appointment.	835	1	–
7.	To resolve not to fill the vacancy for the time being in the Board, caused by the retirement of K. Dinesh, who retires by rotation, and does not seek re-appointment.	835	1	–
8.	To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	835	1	–
9.	To appoint R. Seshasayee as a director of the company, liable to retire by rotation.	835	1	–
10.	To appoint Ravi Venkatesan as a director of the company, liable to retire by rotation.	835	1	–
11.	To appoint S. Gopalakrishnan as a director in the whole-time employment of the company, with effect from August 21, 2011.	835	1	–
12.	To appoint S.D. Shibulal as Chief Executive Officer and Managing Director of the company, with effect from August 21, 2011.	835	1	–
13.	To change the name of the company from ‘Infosys Technologies Limited’ to ‘Infosys Limited’, with effect from the date of the issue of a certificate of incorporation by the Registrar of Companies, Karnataka, India.	835	1	–

(1)
Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least Rs.50,000. Under our Articles of Association, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hands as if he were a member.

(2)
Under the Indian Companies Act and as per our Articles of Association, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

(3)	The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADSs.
(4)	The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADSs.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan

S. Gopalakrishnan
Date: June 13, 2011	Chief Executive Officer